Exhibit 12(a)

General Electric Company

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Nine months ended September 30, 2010 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$10,529
Plus:
Interest and other financial charges included in expense(b)	12,371
One-third of rental expense(c)	421

Adjusted “earnings”	$23,321

Fixed Charges:
Interest and other financial charges included in expense(b)	$12,371
Interest capitalized	31
One-third of rental expense(c)	421

Total fixed charges	$12,823

Ratio of earnings to fixed charges	1.82

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.